UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

OVID Therapeutics Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

690469101

(CUSIP Number)

Terry Regas 71 S. Wacker Dr. Suite 1900 Chicago, IL 60606 312-264-2196

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

3/11/20

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 690469101

1	NAMES OF REPORTING PERSONS
Mark Feldberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
2,489,415 (see Item 5)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
2,489,415 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,489,415 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.55% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13D

CUSIP No. 690469101

1	NAMES OF REPORTING PERSONS
TLS Advisors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
2,489,415 (see Item 5)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
2,489,415 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,489,415 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.55% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, HC, OO

SCHEDULE 13D

CUSIP No. 690469101

1	NAMES OF REPORTING PERSONS
Shira Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
1,987,200 (see Item 5)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
1,987,200 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,987,200 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.63% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D

CUSIP No. 690469101

1	NAMES OF REPORTING PERSONS
TradeLink Securities LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
502,215 (see Item 5)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
502,215 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
502,215 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.00% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
BD, OO

SCHEDULE 13D

CUSIP No. 690469101

1	NAMES OF REPORTING PERSONS
Tripletail Capital Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
2,489,415 (see Item 5)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
2,489,415 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,489,415 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.55% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

Item 1. Security and Issuer
The name of the subject company is OVID Therapeutics Inc.and the address of its principal executive office is 1460 Broadway New York, NY 10036. The class of securities to which this Statement relates to is the Common Stock, which will be referred to as “Shares” in this document.

Item 2. Identity and Background
(a)-(c); (f) This Statement is filed by TLS Advisors LLC, Shira Capital LLC, TradeLink Securities LLC and Tripletail Capital Management LP, and Mr. Mark Feldberg, who may be deemed to control these entities. These entities and the information responsive to Item 2 (a)-(c); (f) is listed in Exhibit 1. These entities and Mr. Feldberg are referred to as “Reporting Persons”. The information concerning the name, state or other place of organization, principal business, and the address of the principal office of each of the Reporting Persons, and information concerning the name, business address, present principal occupation or employment, and the name, principal business address of any corporation or other organization in which such employment or occupation is conducted, and the citizenship of the executive officers and directors of the Reporting Persons is filed as Exhibit 1.

(d); (e) During the last five years, none of the Reporting Persons or, to their knowledge, any of the directors or executive officers of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations
Shares were acquired by the Reporting Persons in open market or private purchases, using working capital and affiliate funds of the Reporting Persons for an aggregate purchase price of $4,858,853.13. No other funds or consideration were borrowed or obtained for purposes of acquiring the Shares.

Item 4. Purpose of Transaction
The Reporting Persons acquired the Shares for investment purposes. Mr. Feldberg has spoken to Dr. Jeremy Levin and various Board Members, and expects to continue to speak with the management of the Company to discuss enhancing shareholder value, improving asset optimization, and understanding market response to the activities of the Company. Mr. Feldberg is open to taking a more active role with the Company should the situation present itself.

One or more Reporting Persons may determine to purchase or sell Shares in the open market or otherwise, depending upon price, market conditions, availability of funds, evaluation of alternative investments, and other factors.

Item 5. Interest in Securities of the Issuer
(a)
The Group of Reporting Persons may be deemed to beneficially own, in the aggregate, 2,489,415 Shares, representing approximately 4.55% of the outstanding Common Shares of the Issuer. Shira Capital LLC is the Holder of Record of 1,987,200 shares, and TradeLink Securities LLC is the Holder of Record of 502,215 Shares. Tripletail Capital Management LP is the Sole Member of Shira Capital LLC and TradeLink Securities LLC. TLS Advisors LLC is the Adviser to all three entities.

(b)	The Group of Reporting Persons has shared voting power and shared dispositive power with regarding to the 2,489,415 Shares.

(c)
No transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons occurred. The reporting persons have not sold any shares since December, 2019, when the stock was over $5.00. We are making this filing because our percentage ownership decreased as a result of the Company issuing additional shares to other parties and increasing the Shares Outstanding.
(d); (e) Not applicable.

Individuals affiliated with the Reporting Persons personally own Shares. These Shares represent a de minimis amount (< 20,000 shares) and are not deemed to be beneficially owned by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit No. Description of Exhibit
1
Certain Information about the Reporting Persons
2
Joint Filing Agreement

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: /s/ Terry Regas
Terry Regas
CCO-TLS Advisors LLC
Director of Compliance-TradeLink Securities LLC

By: /s/ Jennifer Lidel
Jennifer Lidel, President
TLS Advisors LLC
05/13/20
By: /s/ Jennifer Lidel
Jennifer Lidel, President
Shira Capital LLC
05/13/20

By: /s/ Jennifer Lidel
Jennifer Lidel, President
TradeLink Securities LLC
05/13/20
By: /s/ Jennifer Lidel
Jennifer Lidel, President
TLS Advisors LLC-General Partner
Tripletail Capital Management LP
05/13/20

By: /s/ Mark Feldberg
Mark Feldberg
05/13/20

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT 1
CERTAIN INFORMATION ABOUT THE REPORTING PERSONS
AND EXECUTIVE OFFICERS/DIRECTORS OF THE REPORTING PERSONS
Set forth below is information about (i) the name, state of organization, principal business, and the address of the principal office of each of the Reporting Persons and (ii) the name and title of each executive officer and director of the Reporting Persons, his or her business address, and his or her present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted.

Each natural person listed below is a citizen of the United States. The principal business address of Mark Feldberg and Jennifer Lidel is 100 North Biscayne Blvd Suite 3000Miami, FL 33132. The principal business address of Harlan Moeckler and Michael Ryan is 71 S. Wacker Dr. Suite 1900 Chicago, IL 60606.

(1) TLS Advisors LLC
TLS Advisors LLC., a Delaware corporation (“TLS”), is an SEC Exempt Reporting Advisor and serves as Investment Advisor to entities affiliated with TLS, including Shira Capital LLC, TradeLink Securities LLC and Tripletail Capital Management LP. The principal office of TLS is located at 100 North Biscayne Blvd Suite 3000 Miami, FL 33132. The executive officers of TLS are Mark Feldberg (Chairman), Jennifer Lidel (President) and Harlan Moeckler (Treasurer).

(2) Shira Capital LLC
Shira Capital LLC., a Delaware corporation (“Shira”), is a company organized for the purpose of making investments. The principal office of Shira is located at 100 North Biscayne Blvd Suite 3000 Miami, FL 33132. The executive officers of Shira are Mark Feldberg (Chairman) Jennifer Lidel (President) and Harlan Moeckler (Treasurer).

(3) TradeLink Securities LLC
TradeLink Securities LLC., a Delaware corporation (“TradeLink”), is an SEC registered Broker/Dealer and FINRA Member. The principal office of TradeLink is located at 100 North Biscayne Blvd Suite 3000 Miami, FL 33132. The executive officers of TradeLink are Mark Feldberg (Chairman), Jennifer Lidel (President), Michael Ryan (Secretary) and Harlan Moeckler (Treasurer).

(4) Tripletail Capital Management LP
Tripletail Capital Management LP, a Delaware corporation (“Tripletail”), is Partnership organized for the purpose of investing and trading in Investments. The principal office of Tripletail is located at 100 North Biscayne Blvd Suite 3000 Miami, FL 33132. The General Partner of Tripletail is TLS Advisors LLC.

(5) Mark Feldberg
The present principal occupation of Mr. Feldberg is Chairman of TLS Advisors LLC, an entity through which Mr. Feldberg manages various private investment companies. Mr. Feldberg may be deemed to control the entities listed above, and may be deemed to have beneficial ownership of the Shares. The principal office of Mr. Feldberg is located at 100 North Biscayne Blvd Suite 3000 Miami, FL 33132.

EXHIBIT 2

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13D with respect to the common stock of OVID Therapeutics Inc., dated as of October 4th, 2019, is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

By: /s/ Jennifer Lidel
Jennifer Lidel, President
TLS Advisors LLC
05/13/20
By: /s/ Jennifer Lidel
Jennifer Lidel, President
Shira Capital LLC
05/13/20

By: /s/ Jennifer Lidel
Jennifer Lidel, President
TradeLink Securities LLC
05/13/20
By: /s/ Jennifer Lidel
Jennifer Lidel, President
TLS Advisors LLC-General Partner
Tripletail Capital Management LP
05/13/20
By: /s/ Mark Feldberg
Mark Feldberg
05/13/20